October 23, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	National Steel Company
Form 20.F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 1-14732
Response to Staff Comment Letter dated September 17, 2009

Dear Mr. O'Brien:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on September 17, 2009, concerning the Company’s annual report on Form 20-F filed on June 30, 2009 (the “2008 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 20 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2008 Form 20-F.

SEC Comment No. 1.

5A. Operating Results, page 55

Markets and Product Mix, page 55

1. We note your table of net operating revenues for your steel products. Please revise your disclosures in an amendment to your fiscal year 2008 Form 20-F to clarify why net operating revenues do not appear to agree to the financial information reported for your steel reportable segment in Note 19. In addition, we note that the table presented on page 66 for your steel product costs also does not agree to the cost information for your steel reportable segment in Note 19. Please also clarify your disclosures as to why in the amended filing.

Companhia Siderúrgica Nacional

1
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 1.

We understand the Staff´s comment but would like to respectfully explain why in our opinion a revision of our 2008 Form 20-F is not necessary.

Net operating revenues

Net operating revenues in Note 19 encompass sales of all products from our steel manufacturing segment, including sales of relevant by-products such as slag and out-of-specification slabs (resulting from the continuous casting process). Net operating revenues described on the table on page 55 include only sales from finalized steel products (our steel segment´s core business), as highlighted in footnote #1 to such table.

Steel production costs

The table on page 66 sets forth our steel production costs, while the table in Note 19 sets forth the costs of products sold and operating expenses for our steel segment, which includes other operating expenses such as selling, general and administrative expenses (SG&A).

SEC Comment No. 2.

Results of Operations, page 63

2. We note that your mining reportable segment represented 27% of fiscal year 2008 consolidated operating income. As such, please provide a detailed discussion and analysis of the material increase in revenues and changes in profit margins for your mining reportable segment in an amendment to your fiscal year 2008 Form 20-F. Further, please disclose the expected impact of de-consolidation on future operating results of the mining reportable segment by quantifying NAMISA's 2008 operating revenues, gross profit, and operating income and explaining how such results will be presented under the equity method. Refer to Item 5 of Form 20-F and Section 501.06. a of the Financial Reporting Codification for guidance.

Response to Comment No. 2.

The comment has been noted and for clarification purposes we intend to disclose additional information related to revenues and margins related to our mining activities in future filings along the following lines:

The material increase in revenues for our mining segment was a result of: (i) an all-time record of 18.5 million tons of iron ore sales volume in 2008 due to the increase of our iron ore export capacity in the Itaguaí Port and general improvements in iron ore extraction processes and logistics; and (ii) the increase in average iron ore prices in the international market realized in 2008.

The aforementioned increase in sales volumes caused a dilution in our per ton iron ore fixed production costs in 2008. All these factors impacted the profit margins for our mining segment.

With respect to the impact of de-consolidation of our subsidiary Nacional Minérios S.A. (“NAMISA”), we intend to report these results in future years as follows:

Companhia Siderúrgica Nacional

2
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

NAMISA’s operating revenues, gross profit, and operating income in 2008 were US$434 million, US$263 million and US$168 million, respectively. Excluding NAMISA, our operating revenues, gross profit, and operating income arising from our mining activities in 2008 would have been US$948 million, US$665 million and US$599 million, respectively, which would still represent significant increases if compared to 2007 figures (which includes NAMISA). The NAMISA’s results for 2009 will be presented as equity in results of affiliates in our statement of income under our mining segment.

Additionally, certain NAMISA amounts for 2009 will be disclosed in a note to our financial statements relating to summarized financial information of an equity method investee, if material.

SEC Comment No. 3.

3. We note your discussion and analysis of gross profit for your steel reportable segment. Specifically, you attribute the increase to a 30.3% increase in net operating revenues offset by a 16.2% increase in cost of products sold. Please revise your disclosure in an amendment to your fiscal year 2008 Form 20-F to provide an explanation as to why net operating revenues increased at a greater rate than cost of products sold.

Response to Comment No. 3.

The comment has been noted and, for clarification purposes, we will disclose additional information in future filings, along the following lines:

Our operating revenues are mainly composed of sales of steel and iron ore products. The 30.3% increase in our consolidated net operating revenues from 2007 to 2008 can be attributed to the following:

In connection with our steel segment: (i) larger volume of sales in the domestic market (increase from 3,614 million tons in 2007 to 4,158 million tons in 2008) where we historically have recorded higher profit margins; (ii) increase of the domestic sales in terms of total sales volume, from 67% in 2007 to 85% in 2008; and (iii) successive steel price hikes in the domestic market during 2008.

In connection with the mining segment: (i) an all-time record of 18.5 million tons of iron ore sales volume in 2008 due to the increase of our iron ore export capacity in the Itaguaí port and general improvements in iron ore extraction processes and logistics; and (ii) the increase in average iron ore prices in the international market realized in 2008.

Our cost of products sold increased at a lower rate (16.2%) due to the following reasons:

In connection with the steel segment (i) cost of products sold is mainly driven by raw material prices (which represent approximately 50% of our total steel production cost); (ii) we are self sufficient in the production of iron ore, which is one of the main raw material for steelmaking - thus, our exposure to the increases in raw material prices realized in 2008 was mainly limited to coke and coal (which represented 29% of our production cost in 2008); and (iii) there was no significant oscillation in the other steel production costs for the year.

Companhia Siderúrgica Nacional

3
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

In connection with the mining segment: (i) the production cost is basically driven by extraction, beneficiation and logistic costs, which remained stable in 2008; and (ii) we realized a dilution in our per ton iron ore fixed production costs, due to the aforementioned increase in sales volumes.

SEC Comment No. 4.

4. We note that your foreign exchange derivative instruments generated income in fiscal year 2008 and a loss in fiscal year 2007. You attribute the recognition of income to the slight appreciation in the real against the U.S. dollar in fiscal year 2008 as compared to fiscal year 2007. However, we also note that the real appreciated against the U.S. dollar in fiscal year 2007 as compared to fiscal year 2006. Please revise your disclosure in an amendment to your fiscal year 2008 Form 20-F to explain to investors why the appreciation of the real in fiscal year 2008 resulted in the recognition of income for your foreign exchange derivative instruments but a loss in fiscal year 2007 even though the real appreciated in fiscal year 2007.

Response to Comment No. 4.

We note the Staff´s comment and wish to respectfully explain why we understand a revision of our 2008 Form 20-F is not necessary.

We use foreign exchange derivatives to protect ourselves against depreciations of the Real against U.S. dollar. Therefore, our exchange derivative transactions generate an income when the Real depreciates and an expense when the Real appreciates. We record our U.S. dollar denominated derivative instruments in our financial statements by using the period-end exchange rate between the Real and the U.S. dollar. Please note that we do not use the average exchange rate for this purpose.

In 2007, the period-end exchange rate (R$/US$) was 1.771, representing an appreciation of the Real against U.S. dollar, if compared to 2006. In 2008, the period-end exchange rate (R$/US$) was 2.337, representing a depreciation of the Real against the U.S. dollar. Consequently, the foreign exchange derivative instruments generated an income of US$419 million in 2008, as compared to an expense of US$219 million in 2007.

SEC Comment No. 5.

5D. Trend Information, page 82

5. In an amendment to your fiscal year 2008 Form 20-F, please include the disclosures required by Item 5.D. for material events, trends and uncertainties. In this regard, we note the applicable items in the risk factors section, the known exposures in your derivative portfolio, the February 2009 expiration of operational risk insurance coverage, loss contingencies, etc.

Companhia Siderúrgica Nacional

4
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 5.

For clarification purposes, we respectfully inform the Staff that disclosure regarding future impact of presently known trends, events or uncertainties and forward-looking information which may involve predictions or projections are not required under corporate or securities laws in Brazil nor by any local market regulator. In this regard, we have not made publicly available such kind of information for investors in our local market or elsewhere.

In any event, in response to the Staff’s comment, the Company proposes to amend the disclosure in future filings to include the requested information, as follows:

“Other than as disclosed elsewhere in this report including under “Item 3D. Key Information —Risk Factors”, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.”

SEC Comment No. 6.

6. In an amendment to your fiscal year 2008 Form 20-F, please disclose the expected impact of market fluctuations on your existing derivative positions. For example, disclose whether a significant increase in market interest rates would be expected to cause a material gain or loss on your existing interest rate derivative instruments. For your existing foreign currency exchange rate derivative instruments, please disclose whether a significant gain or loss could result from a material appreciation in the real against the U.S. dollar. Further, please disclose whether a significant gain or loss on your equity swap agreements would be expected if there was a material increase in the trading price of the ADRs. See Item 5D of the form instructions and the guidance in Section 501.02 of the Financial Reporting Codification regarding the disclosure of known uncertainties.

Response to Comment No. 6.

We note the Staff´s comment and wish to respectfully explain why we understand a revision of our 2008 Form 20-F is not necessary.

Item 11 of our 2008 Form 20-F includes a detailed discussion on possible impacts of fluctuations in the foreign currency exchange and interest rates on our existing derivative positions. Moreover, according to the sensitivity analysis disclosed on a Form 6-K filed with the U.S Securities and Exchange Commission on May 18, 2009, a significant variation in interest rates and/or in currency exchange rates would not generate a material impact in our financial statements and results of operations.

With respect to our equity swap agreements, as disclosed to the market on Form 6-K filed with the United States Securities and Exchange Commission on August 12, 2009, they were terminated on August 13, 2009. Therefore, we currently do not have any exposure to variations in the trading price of our shares or ADRs. As a consequence, we believe that providing an analysis of gains or losses from such equity swap agreements in view of trading price variations of our shares or ADRs in a revision of our 2008 Form 20-F is not necessary in light of the subsequent facts described above.

Companhia Siderúrgica Nacional

5
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 7.

Management's annual report on internal control over financial reporting, page 116

7. We note that you have identified a material weakness that relates to "monitoring controls over the process of identification, accounting and disclosure of certain foreign subsidiaries incorporated in prior fiscal years and related transactions therein". It is unclear what exactly the material weakness is in terms of the control deficiency(ies) and the impact this material weakness had to your consolidated financial statements (i.e., what financial statement adjustments were required to be made because of the control deficiency(ies)). Please revise your disclosures in an amendment to your fiscal year 2008 Form 20-F, including the specific accounting errors that were at risk of being undetected. Please provide us with a more detailed understanding of the circumstances that resulted in the material weaknesses (e.g., what caused the control deficiency(ies), how the issue was identified, etc.). Please also quantify each financial statement adjustment that was required to be made as a result of the control deficiency. Please tell us whether the control deficiency impacted your consolidated financial statements for prior fiscal periods. If there was no impact to previous fiscal years, please tell us how you arrived at this conclusion.

Response to Comment No. 7.

We note the Staff´s comment and wish to respectfully explain why we understand a revision of our 2008 Form 20-F is not necessary.

The Company´s management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company’s management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F)). These companies were formed in 2001, 2001, 1997 and 1999, respectively. At that time, a different management of the Company was responsible to oversee the identification and accounting of offshore subsidiaries. Our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

The existing internal controls allowed the Company´s management to detect the deficiency during 2008. The necessary adjustments were timely recorded in our financial statements when this deficiency was detected in 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries. In addition, our management assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$8.0 million in 2007 and US$ 8.1 million in 2006, that represented, respectively, 0.56% and 1.07% of the Company´s net income for these years. Accordingly, our management concluded that the 2007 and 2006 adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years.

Companhia Siderúrgica Nacional

6
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Once the deficiency was identified, our management immediately informed our Audit Committee and the independent auditors. The Audit Committee and the independent auditors conducted independent evaluations and concurred that the deficiency had no material impact on our consolidated financial statements.

Continuing in 2009, our management has been taking remediation measures (following recommendations by the Audit Committee and independent auditors) and improvements in the Company’s internal controls over financial reporting to prevent facts like that from occurring again, as mentioned in the 2008 Form 20-F and further below in the response to the Staff’s comment No. 9 (“Changes in internal control over financial reporting”) of this letter.

SEC Comment No. 8.

8. We note that you identified a material weakness for the year ended December 31, 2007, concerning oversight and supervisory review related to the monitoring controls over the completeness and accuracy of lawsuits substantially related to labor and civil claims, which could impact your ability to estimate and record the corresponding contingency provisions. We further note your conclusion that this material Weakness was caused by the replacement of some key personnel in charge of these controls. Please tell us the following regarding this material weakness:

  Explain why the "replacement of some key personnel" increased the probability that a material misstatement would not be detected.
  Discuss the qualifications and expertise of the key personnel that discontinued their employment such that they were uniquely qualified for the oversight and supervision of the monitoring controls over the completeness of your contingency accruals related to labor and civil claims, including when these key personnel discontinued their employment. Also, discuss how management determined that these key personnel were necessary to the proper function of this internal control.
  Tell us about the replacement personnel, including when they were hired and why their qualifications did not include the ability to oversee and supervise the monitoring controls over this internal control.
  Explain how the material weakness did not result in an audit adjustment to the consolidated financial statements for fiscal years 2006 and 2007, if there was insufficient management review over the estimating and recording of contingency accruals.

Response to Comment No. 8.

In past years, monitoring controls over lawsuits substantially related to labor and civil claims, including the estimate and recording of provisions for contingencies relating to such lawsuits, was performed through the use of certain spreadsheets which were manually fed and monitored by personnel who had been in charge of such controls for many years. In 2007, the Company underwent high turnover in its legal department team and key personnel in charge of the monitoring controls over the completeness and accuracy of lawsuits and related provisions for contingencies. The lapse of time it took for the Company to replace such key personnel and for the new professionals hired to become familiar with all lawsuits and adequately perform relevant monitoring controls resulted in a material weakness as of December 31, 2007. Since the insufficient controls only affected lawsuits involving non-material amounts, the material weakness did not result in any audit adjustment that would have required restatement of our consolidated financial statements for 2007. Since the replacement of the abovementioned key personnel occurred in 2007, the 2006 monitoring controls were not affected and there was no impact on our consolidated financial statements for that year.

Companhia Siderúrgica Nacional

7
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

In 2008, in order to remediate the material weakness identified as of December 31, 2007, we restructured our legal department. The Company hired a general counsel who divided the department into four groups. Four senior assistant general counsel were brought in and new lawyers, paralegals and trainees were also hired to strengthen the team. CSN also initiated the development of electronic controls of lawsuits and electronic management of files, replacing the manual spreadsheets, through the implementation of specialized software. These actions (i) improved the controls over lawsuits and judicial processes; (ii) allowed the accurate estimation and recordation of provisions for contingencies; and (iii) ensured a smooth transition in case the personnel in charge of such controls leave the company, since historical information on lawsuits is well organized and can be easily accessed by new professionals.

SEC Comment No. 9.

Changes in internal control over financial reporting, page 116

9. Please disclose the actions you are taking to remediate the material weakness identified as of December 31, 2008 in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 9.

In response to the Staff’s comment, the Company proposes to amend the disclosure in Item 15 of our 2008 Form 20-F to include the requested information, as follows:

“In order to prevent the occurrence of such deficiencies, our management is taking the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures include:

  Definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities;
  Centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries;
  Liquidation of dormant companies;
  Implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).”

Companhia Siderúrgica Nacional

8
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

In this regard, considering the measures our management is taking, we believe that the Company is maintaining effective internal control over financial reporting and disclosure controls.

SEC Comment No. 10.

2 Summary of significant accounting policies and practices, page FS-10

(f) Inventories; page FS-12

10. Please revise your accounting policy to state your method for recognizing inventories costs in your consolidated statements of income in an amendment to your fiscal year 2008 Form 20-F. Refer to Statement 4 of Chapter 4 of ARB 43 for guidance.

Response to Comment No. 10.

The comment has been noted and for clarification purposes, we will disclose additional information in future filings, as follows:

“Inventories are stated at the lower of average cost or replacement or realizable value. Cost is determined by using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost including freight, shipping and handling costs. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.”

SEC Comment No. 11.

(p) Accrual for contingencies and disputed taxes payable. page FS-15

11. We note that you have continued to recognize a $1.557 billion accrual for "disputed taxes payable", which is 47% of total stockholders' equity. It is unclear how your stated policy complies with US GAAP, as it appears that the full amount of the loss contingency has been recognized in the consolidated financial statements without consideration of probability. In this regard, paragraph 37 of SFAS 5 and paragraph 8 of FIN 48 require a probability assessment for the recognition of a liability. Further, the FASB CON 6 accounting model appears to be inconsistent with the requirements in paragraph 5 of SFAS 162, which became effective on November 15, 2008. As such, please revise your accounting policies and other corresponding disclosures (e.g., page 70 and note 17) to clarify that the liabilities recognized for each of the disputed taxes payable accruals have been made in accordance with the guidance in SFAS 5 or FIN 48, as applicable, (i.e., the amount recognized has been determined that payment is probable for liabilities recognized in accordance with SFAS 5) in an amendment to your fiscal year 2008 Form 20-F.

Companhia Siderúrgica Nacional

9
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 11.

We note the Staff´s comment and wish to respectfully explain our current disclosure and the amendments we propose to make in future filings.

We believe that the contingencies recognized for each of our disputed taxes payable accruals have been made in accordance with SFAS 5 or FIN 48, as applicable. Our main legal proceedings related to non-income taxes relate to changes made by the Brazilian Federal Government to the tax legislation which prevented several companies in Brazil, including ourselves, to use certain tax credits that are generated as part of their operations to offset direct or indirect tax obligations. Since we believed that such changes to the tax law had been made not in conformity with Brazilian constitutional law, we obtained a preliminary court decision that allowed us to continue to use such tax credits to offset payment of other federal taxes. In the Company’s view, these credits were deemed to be contingent gains under paragraph 17 of SFAS 5 and should not have been recognized in the financial statements until a favorable final and unappealable judgment from the court was obtained. Furthermore, recording such disputed taxes payable prior to obtaining a final and unappealable judgment in favor of the Company was appropriate because the underlying disputes were based on legal, probable obligations.

We believe that this accounting treatment was also consistent with paragraph 16 (b) of SFAS 140 which applies to all liabilities and states that:

16. A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met: (…)

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

We agree with the Staff’s comments to eliminate references, in future filings, to FASB CON 6.

Accordingly, the Company has concluded that its accounting for disputed taxes payable is in accordance with U.S. GAAP.

Notwithstanding the above, we note that on August 13, 2009, the Brazilian Federal Supreme Court issued a decision recognizing that the tax credits under analysis were valid only until 1990. As a result of these recent decisions and considering that our claims relate to the period between 1992 and 2002, we intend to include the amounts under dispute in a tax payment program recently created by the Brazilian Government, pursuant to Federal Law No. 11,941/09 and/or Provisional Measure No. 470/09 (which is still pending regulation) under which taxpayers may voluntarily pay federal tax debts with a reduced amount of fines and interest. As of June 30, 2009, we had approximately R$2.2 billion provisioned in our consolidated financial statements for tax credit claims and, in addition, we had R$2.0 billion in cash and 26,194,556 shares issued by CSN in court deposits to guarantee such claims. We are still reviewing the alternatives under which we could join the program and calculating the amount that would be paid if and when we join the tax payment program, but we believe it will be approximately the amount currently provisioned in our financial statements.

Companhia Siderúrgica Nacional

10
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 12.

10 Investments in affiliated companies and companies under common control, page FS-29

12. We note that you have deconsolidated NAMISA as of December 30, 2008, due to the sale of 40% of NAMISA's voting capital to a consortium that you note has "effective and significant participation rights." We also note your statement that the minority shareholders have the right to effectively participate in decisions that are expected to relate to NAMISA's ordinary course of business. We further note that if you and the minority shareholders are "dead-locked" with respect to a material issue under your shareholders' agreement, the minority shareholders have the option to put their interest in NAMISA to you and you have the option to call the minority interest in NAMISA. Please provide us with a more comprehensive understanding as to how you determined to deconsolidate NAMISA and recognize it as an equity method investee. Specifically, please include in an amendment to your fiscal year 2008 Form 20-F the acquisition agreement for the 40% interest in NAMISA by Big Jump, the Shareholders' Agreement, the long-term supply contracts for the supply of iron ore, and any other material agreement and/or contract signed in connection with the sale of 40% of NAMISA and your decision to deconsolidate NAMISA. Please also provide us with your detailed analysis of the guidance in EITF 96-16 regarding your determination that the rights granted to Big Jump in the Shareholders' Agreement are substantive participating rights. Please ensure your analysis includes a detailed discussion of Big Jump's rights and how these rights result in Big Jump "effectively participate in significant decisions that would be expected to be related to the investee's ordinary course of business".

Response to Comment No. 12.

In order to provide the Staff a comprehensive understandings of our sale of NAMISA and the corresponding agreements, we understand it is important to outline the facts surrounding the transaction.

Description of facts

In October 2008, the Company disclosed to the market that it had concluded negotiations and executed contracts for the establishment of a strategic partnership with a consortium comprised of ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., and Nisshin Steel Co., Ltd. (the “Consortium”). In general lines, this strategic partnership consisted of: (i) the indirect purchase by the Consortium of a 40% stake in our subsidiary NAMISA; (ii) the execution of a shareholders’ agreement governing the rights and obligations of our Company and the Consortium as NAMISA’s shareholders; and (iii) a long-term supply and services agreement between ourselves and NAMISA ((i), (ii) and (iii) referred together as the “Strategic Partnership Agreement”).

Big Jump Energy Participações S.A. (“Big Jump”), a holding vehicle controlled by the Consortium, acquired 40% of the voting and total capital stock of NAMISA, upon the issue of new shares in the aggregate amount of US$3.12 billion. Our participation in NAMISA was then diluted to 60%.

Concurrently, we executed a long-term agreement with NAMISA comprising (i) supply of crude iron ore (run of mine) and (ii) rendering of port services. The run of mine will be extracted by the Company through the Casa de Pedra Mine (which is still owned by us) and sold to NAMISA. All agreements were negotiated on arms’ length basis.

Companhia Siderúrgica Nacional

11
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

On the closing date, the Consortium paid NAMISA approximately $3 billion for such new shares on the closing date and NAMISA paid approximately US$3 billion to the Company, as pre-payment for the above mentioned long-term agreement.

NAMISA’s Shareholders Agreement

CSN and Big Jump are the only shareholders of NAMISA and have entered into a shareholders’ agreement to govern the rights and obligations as shareholders. This agreement grants Big Jump veto rights over certain actions to be taken both at shareholders and board of directors level concerning several sensitive and fundamental matters.

With respect to shareholders’ meetings of NAMISA, the agreement determines that certain actions (the “Super-Majority Actions”) require the approval of shareholders holding 61% of shares (in other words, the approval of both CSN and Big Jump). The Super-Majority Actions include approval of annual financial statements; business plan; annual operating budget; material transactions/agreements in excess of US$ 25 million; incurrence of indebtedness in excess of US$150 million; declaration of dividends; changes in the capital stock; mergers, acquisitions, corporate restructuring; and management compensation.

Pursuant to the Shareholders Agreement, the annual operating budget must be approved by all NAMISA’s shareholders. The annual operating budget comprises significant matters, such as business strategy and organization structure, basic goals, projected revenues, compensation of board members, capital expenditures, finance plans, insurance, cash flows, appointment of agents or advisors and strategic alliances, and operating projections .

At NAMISA’s board of directors level, the shareholders’ agreement determines that the approval of certain “major decisions” (as defined in the agreement) requires the affirmative vote of at least six directors. NAMISA’s board of directors is composed of nine members, five of which are appointed by us and four appointed by Big Jump.

Board members’ decisions requiring the vote of the board members appointed by the minority shareholders are significant for directing and carrying out NAMISA’s business. This is confirmed by the fact that the appointment of senior management (such as the Chief Financial Officer) and a number of key operational managers must be approved by Board Members appointed by Big Jump.

Big Jump’s acquisition of 40% of NAMISA’s share capital for approximately US$3 billion is, in our understanding, a key factor to determine that the consortium is a significant source of financing to increase the operations of NAMISA. Additionally, the iron ore supply contract also establishes that in case of default by CSN, NAMISA would be entitled to compensation that must be agreed upon by CSN and NAMISA, to which approval of Big Jump is required.

Therefore, the Company concluded that NAMISA should not be consolidated in accordance with SFAS 94, since the rights conferred to Big Jump as a minority shareholder in the shareholders’ agreement are significant to the decision making process of NAMISA’s strategic plans and operations, as it overcomes the presumption of SFAS 94 that a majority-owned investee should be consolidated by CSN.

Companhia Siderúrgica Nacional

12
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

EITF 96-16 Technical analysis

The Shareholders Agreement contains a dispute resolution mechanism which consists ultimately of a put/call option exercisable by CSN or Big Jump, in case (i) CSN and Big Jump do not agree upon certain governance matters (deadlock) which require approval of at least 61% of the shareholders of NAMISA (or the approval by at least 6 members of the Board), and/or (ii) of breaches or disputes in connection with the abovementioned long term supply agreements. In both scenarios, the exercise of the put/call option by any of the NAMISA shareholders would be very onerous for NAMISA, Big Jump and CSN, since a buyout would involve difficult negotiations, significant penalties, and a massive cash disbursement.

Based on the guidance provided by EITF 96-16, we concluded that the 60% interest we hold in NAMISA would not allow for the consolidation of NAMISA into our financial statements since Big Jump, as minority shareholders of NAMISA, has certain veto rights that were considered to be substantive and not protective. Therefore, we concluded that NAMISA should no longer be consolidated but rather accounted for by the equity method.

The Company understands that if an ownership interest in a consolidated subsidiary decreases (either through the sale of ownership interest or through dilution) to the extent that the Company no longer fully exercises control over such subsidiary, but retains only the ability to exercise significant influence over such subsidiary, the equity method should be applied to account for the investment in such subsidiary.

Disclosure of the Strategic Partnership Agreement in our 2008 Form 20-F

As described in our 2008 Form 20-F under the captions “Risk Factors—Risks Relating to the Steel Industry and CSN—We face significant competition, including price competition and competition from other producers, which may adversely affect our profitability and market share” and “Item 4. Information on the Company—B. Business Overview—Competition in the Steel Industry,” the industry in which the we operate is highly competitive. We compete with other steel and mining companies in Brazil and abroad. As such, we believe that public disclosure of the Strategic Partnership Agreement would be harmful to our competitive position.

The Strategic Partnership Agreement contains sensitive information regarding prices of iron ore and other raw materials, as well as details of our operations with respect to the Casa de Pedra mine held by us and our port services. The disclosure of these agreements to the market would, among other things, provide competitors with valuable insights into the operational strengths and weakness of the disclosing parties. Disclosure of these agreements would also give our competitors strategic information about our operations and margins, resulting in competitive disadvantages for us and harming our business. We do not believe that the terms of these agreements are material to investors and therefore do not believe disclosure of such terms is necessary for protection of investors. We believe our ongoing disclosures provide investors with the information necessary to evaluate an investment decision in the Company. Therefore, in connection with this response letter, we intend to request to the Staff through a separate letter in accordance with Rule 83 of the Freedom of Information Act (17 C.F.R 200.83) to grant confidential treatment to the Strategic Partnership Agreement and related agreements.

Companhia Siderúrgica Nacional

13
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 13.

13. We note from the disclosures in Note 12 and Note 17 that substantially all of your mines and reserves assets, which appears to include the Casa de Pedra mine, are part of NAMISA's net assets and have been deconsolidated with the sale of the 40% interest in NAMISA. We further note the long-term iron ore supply agreement you have entered into with Namisa, in which you are required to provide high silica crude iron ore ROM and low silica crude iron ore ROM. As the mine appears to be an asset of NAMISA, please provide us with an explanation as to why NAMISA would contract with you for iron ore if NAMISA owns an iron ore mine that is in production. Please also revise your disclosures in an amendment to your fiscal year 2008 Form 20-F to clarify the ownership of the Casa de Pedra mine, including where its is recognized on your consolidated balance sheet, and the material terms of the long-term supply agreement as it relates to supplying NAMISA with iron ore.

Response to Comment No. 13.

We note the Staff´s comment and will add additional disclosure in future filings along the following lines:

Casa de Pedra mine is an asset that belongs to CSN which currently has the exclusive right to explore such mine. Our mining concession and operations are subject to applicable Brazilian law, specifically to the Mining Code and to the Federal Constitution. Our mining activities are based on the “Manifesto Mina”, which confers to CSN full ownership over the mineral deposits existing within our property limits. Please refer to disclosure in “Item 4B. Business Overview - Goverment Regulation and Other Legal Matters - Mining Concessions” and “Item 4D. Property, Plant and Equipment - Our Mines” of our 2008 Form 20-F.

Concerning the material terms of the long term supply agreements, please refer to the discussions contained in our response to comment 12 above.

SEC Comment No. 14.

14. If de-consolidation is deemed appropriate, please provide the disclosures required by Article 4-08(g) of Regulation S-X for your investment in NAMISA in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 14.

We note the Staff´s comment and wish to respectfully explain that CSN believes that the Namisa amounts for the period not consolidated (i.e. 1 day) are not material. However, in future filings we will include disclosure of the summarized financial captions of Namisa.

Companhia Siderúrgica Nacional

14
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 15.

15. We note that you recognized a gain of $1.7 billion for the difference between the carrying value and the fair value of the 40% interest in NAMISA Big Jump acquired. Please tell us how you accounted for this difference on your balance sheet (i.e., did you recognized the difference as goodwill or as an increase in your investment in NAMISA). Refer to paragraph 19.b. of APB 18 for guidance.

Response to Comment No. 15.

In response to the Staff’s comment, the Company clarifies that the gain of US$1.7 billion for the difference between the carrying value and the fair value of the 40% interest in NAMISA acquired by Big Jump was recognized as an increase in investment in affiliated companies, as disclosed in note 10 to the consolidated financial statements.

SEC Comment No. 16.

16. Please tell us the amount of accumulated other comprehensive income recognized for NAMISA prior to the de-consolidation. In this regard, we did not note an adjustment to other comprehensive income and/or accumulated other comprehensive income for the de-consolidation of NAMISA as of December 30, 2008 in your statements of changes in stockholders' equity and comprehensive income.

Response to Comment No. 16.

In response to the Staff’s comment, the Company informs that there were no significant amounts related to NAMISA within accumulated other comprehensive income in the consolidated financial statements as of and for the year ended December 31, 2007. For this reason, there is no adjustment to other comprehensive income as a result of the deconsolidation of NAMISA as of December 30, 2008.

SEC Comment No. 17.

13 Loans and financing. page FS-32

17. Please provide a description of the material terms related to the advances on export contracts line item, as it is a substantial portion of your current assets, in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 17.

The comment has been noted and for clarification purposes, in future filings, we will add a footnote accompanying the table, as follows:

“Consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export sales advances with financial institutions. At December 31, 2008, the Company had US$973 outstanding short-term debt which bears interest rates between 3.25% and 9.00% p.a. and has maturity at various dates through 2009.”

Companhia Siderúrgica Nacional

15
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 18.

18. Please tell us why the $750 million perpetual notes are classified as a liability rather than as equity given that there is no stated maturity date. The guidance in SFAS 150 and EITF D-98 may be relevant.

Response to Comment No. 18.

In July 2005, the Company issued, through its Cayman subsidiary CSN Island X Inc., perpetual notes in an aggregate principal amount of US$750 million. These notes will be redeemable, at the option of the Issuer, in whole, but not in part, on any interest payment date on or after July 14, 2010.

The June 27, 2007 FASB meeting regarding the subject “Liabilities and Equity – Economic Compulsion”, modified the classification principle under the ownership approach. The Board decided that only instruments that meet the definition of a direct ownership instrument should be classified as equity. All perpetual instruments that do not meet the definition of a direct ownership instrument should be classified as liabilities. Since the Company´s perpetual notes were issued by a consolidated subsidiary, and not by the parent company, settlement requirements of the notes should be evaluated at the consolidated entity level to determine the classification of those financial instruments by that entity. The Company understands that perpetual instruments of a consolidated subsidiary would not be considered as equity in the consolidated financial statements of the parent entity unless those instruments would be perpetual (or direct ownership instruments) of that reporting entity.

Additionally, since the registration of the perpetual notes, the Company may, after the first permitted redemption date, liquidate these notes as soon as the market conditions become favorable. Therefore we understand the Perpetual Notes should not be deemed as a permanent investment and, should be classified appropriately as a liability under U.S. GAAP.

SEC Comment No. 19.

18 Guarantees, page FS-50

19. Please revise your disclosure in an amendment to your fiscal year 2008 Form 20-F to state your accounting policy for recognizing the fair value of guarantees in accordance with FIN 45.

Response to Comment No. 19.

We note the Staff´s comment and wish to respectfully inform why we understand a revision of our 2008 Form 20-F is not necessary.

Most of the Company’s guarantees are unconditional, irrevocable and are provided to secure obligations of its consolidated subsidiaries towards third parties, and, therefore, according to paragraph 7 of FIN 45 are not subject to the initial recognition and initial measurement provisions of this Interpretation.

Companhia Siderúrgica Nacional

16
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Outstanding guarantees that were provided to secure obligations other than those of its non-consolidated subsidiaries as of December 31, 2008 are deemed not to be material.

SEC Comment No. 20.

General

Based on the above comments to amend your fiscal year 2008 Form 20-F to address disclosure deficiencies, please ensure you address the following items:

• For the exclusion of the equity method investee disclosures in the audited footnotes, auditors need to consider the guidance in AU Section 390 and paragraphs .05-.09 in AU Section 561 regarding the impact to their report date;

• Updated Item 15 disclosures should include the following:

• A discussion of the amendment and the facts and circumstances surrounding it;

• How the amendment impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting; and

• Anticipated changes to disclosure controls and procedures and internal control over financial reporting to prevent future disclosure deficiencies of a similar nature.

• Updated certifications.

Response to Comment No. 20.

We understand we have addressed the items described in Question 20 throughout our responses to the Staff’s comments above. In addition, by the time we file a revised 2008 Form 20-F, we will provide updated CEO and CFO certifications.

* * * *

Companhia Siderúrgica Nacional

17
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Claudio Oksenberg at +55-11-3702-2204 or Marcos Lessa at +55-11-3079-7584.

Sincerely,

/s/ Paulo Penido Pinto Marques
Companhia Siderúrgica Nacional
Name: Paulo Penido Pinto Marques
Title: Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
Al Pavot, Division of Corporation Finance
Securities and Exchange Commission

Companhia Siderúrgica Nacional

18
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP